L E G A L	&	C O M P L I A N C E , L L C

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE		WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL
DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

August 20, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey P. Reidler, Assistant Director

RE:	Life Nutrition Products, Inc. Registration Statement on Form S-1 Filed July 21, 2008 File No. 333-152432

Dear Mr. Reidler:

     Responsive to your comment letter dated July 31, 2008, we are electronically filing herewith on behalf of Life Nutrition Products, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Registration Statement. The Amendment No. 1 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated July 31, 2008.

     Our numbered responses below correspond to the numbered comments in your letter. Form S-1 General

     Your Comment 1. We note that you have included a description of your December 2007 private placement but that you are registering shares in addition to those sold in the private placement. Please provide a complete description of the transactions in which the shares were initially issued to the selling security holders.

Our Response:

     3,150,000 shares were issued to shareholders in the December 2007 private offering (21 Units of 150,000 shares per Unit).

5,700,000 shares were originally issued to co-founder Michael Salerno.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Securities and Exchange Commission
Life Nutrition Products, Inc.
Registration Statement on Form S-1
Filed July 21, 2008
File No. 333-152432

4,300,000 shares were originally issued to co-founder Richard Birn.

     On June 1, 2008, 305,000 shares valued at $0.07 per share were issued to 19 persons for services rendered.

The Registration Statement has been amended to reflect the foregoing information.

Selling Security Holders, page 22

     Comment 2. We note that your officers and directors are listed as selling security holders. Please identify these individuals as underwriters in your offering.

Response:

The following language has been inserted in Amendment No. 1:

"Michael Salerno, our co-founder, CEO and chairman of the board, and Richard Birn, our other co-founder, vice president and director, are selling stockholders and will be considered underwriters for purposes of this offering."

SIGNATURES, page 46

     Comment 3. We note that your registration statement does not include the signature of your principal financial officer or your principal accounting officer or controller. Please include the signatures of these individuals in an amended Form S-1. If an individual occupies more than one specified position please indicate each capacity in which the person is signing. See Instructions 1 and 2 to the Signature section of Form S-1.

     Response: Amendment No. 1 reflects the requested change. Michael Salerno is our principal financial officer.

Sincerely,

Legal & Compliance, LLC

By:
_________________________
Laura Anthony, President

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832